February 23, 2026

Luk Huen Ling Claire
Chief Executive Officer
Roma Green Finance Ltd
Flat 605, 6/F., Tai Tong Building
8 Fleming Road
Wanchai, Hong Kong

        Re: Roma Green Finance Ltd
            Registration Statement on Form F-3
            Filed February 12, 2026
            File No. 333-293449
Dear Luk Huen Ling Claire:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rebekah Reed at 202-551-5332 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Kyle Leung